                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                 FORM 11-K


              Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


     (Mark One)

     X    Annual report pursuant to Section 15(d) of the
     --   Securities Exchange Act of 1934 (Fee Required)

          For the fiscal year ended December 31, 1993


                                    OR

     -- Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from ____________ to ____________

                       Commission file number 1-1105
                                  _______


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          AT&T Global Information Solutions Company Savings Plan
                (Formerly the NCR Corporation Savings Plan)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AT&T Corp.
            32 Avenue of the Americas, New York, NY 10013-2412

             AT&T GLOBAL INFORMATION SOLUTIONS COMPANY SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                     As of
                                         -----------------------------------
                                         12/12/93     12/31/92      11/30/92
                                        --------     --------      --------
Assets:
 Investments at fair market value
 (Notes 4 & 5)
   Very Conservative Strategy          $ 19,775,745 $ 16,367,862  $ 16,858,860
   Conservative Strategy                 92,771,033   76,601,519    75,992,695
   Moderately Cautious Strategy          61,287,734   48,005,778    46,993,500
   Moderate Strategy                     67,207,986   47,951,612    46,758,379
   Moderately Aggressive Strategy        54,067,624   37,607,156    36,663,623
   Aggressive Strategy                  245,770,225  155,803,215   152,188,746
   AT&T Stock Fund                      158,570,796   75,552,736    67,050,358
   Executive Life Separate Account        4,918,674    3,721,373     3,721,373
   Short-term investments                 1,064,340      392,000       392,000
                                       ------------  -----------   -----------
    Total investments:                  705,434,157  462,003,251   446,619,534

   Interest and dividends receivable      1,059,740      951,343       460,450
   Other receivables                              0            0        19,120
   Cash                                      10,492        9,041           930
   Loans to participants (Note 1)        18,222,306            0             0
                                       ------------  -----------   -----------
Total assets                            724,726,695  462,963,635   447,100,034
                                       ------------  -----------   -----------
Liabilities:
 Accounts payable                           495,145      793,557       900,518
 Other Liabilities                           12,688      286,547       236,880
                                       ------------  -----------   -----------
Total Liabilities                           507,833    1,080,104     1,137,398

Net assets available for Plan Benefits $724,218,862 $461,883,531  $445,962,636
                                       ============ ============  ============

The accompanying notes are an integral part of these financial statements.



                                     AT&T Global Information Solutions Company Savings Plan
                                 Statement of Changes in Net Assets Available for Plan Benefits
                                              For the Year Ended December 31, 1993

    Very                  Moderately            Moderately
Conservative Conservative  Cautious   Moderate  Aggressive  Aggressive  AT&T Stock  Short-Term    Executive    Loans to
  Strategy     Strategy    Strategy   Strategy   Strategy    Strategy      Fund        Fund         Life     Participants   Total
 -----------  -----------  ---------  --------  ----------  ----------  ----------  -----------   ---------  ------------   -----
Additions:
 Contributions:
  Company
  1,888,372     4,287,121  3,408,091  4,122,617  3,633,461  12,400,975   6,289,461            0           0           0  36,030,098

  Forfeitures
    161,383       (39,671)   (12,544)   (18,972)   (21,809)    (42,404)    (19,338)    (318,998)          0           0    (312,353)

  Participants
  3,398,392     7,541,004  6,007,400  7,364,625  6,694,484  23,050,097  11,824,727            0           0           0  65,880,729
  ----------   ---------- ---------- ---------- ----------  ----------  ----------   ----------   ---------  ---------- -----------
  5,448,147    11,788,454  9,402,947 11,468,270 10,306,136  35,408,668  18,094,850     (318,998)          0           0 101,598,474
  ----------   ---------- ---------- ---------- ----------  ----------  ----------   ----------   ---------  ---------- -----------
Investment income:
  Interest
    587,854     4,667,270    107,208     25,254     49,788     125,237     127,999      990,346           0           0   6,680,956

  Dividends
          0             0          0          0          0  18,047,319   3,104,622            0           0           0  21,151,941

  Net investment gain/(loss)
   from common/collective
   trusts
          0     1,462,460  4,649,856  5,885,489  5,562,778  20,945,136 (11,135,015)           0           0           0  27,370,704
  ---------    ---------- ---------- ---------- ----------  ----------  -----------  -----------  ---------  ---------- -----------
    587,854     6,129,730  4,757,064  5,910,743  5,612,566  39,117,692  (7,902,394)     990,346           0           0  55,203,601
  ---------    ---------- ---------- ---------- ----------  ----------  ----------   -----------  ---------  ---------- -----------
Deductions:
 Benefit payments
 (1,927,331)   (6,624,014)(3,134,204)(2,907,653)(2,616,495) (8,251,158) (5,510,684)       2,897           0           0 (30,968,642)

 Investment Management Fees
    (80,105)      (63,725)   (75,448)  (141,252)   (62,212)   (172,640)    (15,020)           0           0           0    (610,402)
  ----------   ---------- ---------- ---------- ----------  ----------  ----------   ----------   ---------  ---------- -----------
 (2,007,436)   (6,687,739)(3,209,652)(3,048,905)(2,678,707) (8,423,798) (5,525,704)       2,897           0           0 (31,579,044)
  ----------   ---------- ---------- ---------- ----------  ----------  ----------   ----------   ---------  ---------- -----------



                                                                -3-



                                     AT&T Global Information Solutions Company Savings Plan
                                    Statement of Changes in Net Assets Available for Benefits
                                              For the Year Ended December 31, 1993
                                                            (CONT'D)

    Very                  Moderately            Moderately
Conservative Conservative  Cautious   Moderate  Aggressive  Aggressive   AT&T Stock  Short-Term    Executive   Loans to
  Strategy     Strategy    Strategy   Strategy   Strategy    Strategy       Fund        Fund          Life   Participants   Total
 -----------  -----------  ---------  --------  ----------  ----------   ----------  -----------   --------- ------------   -----
Transfers and Mergers:
 Interaccount transfers & loan activity
 (2,610,475)  (12,022,247)(5,603,584)(3,291,476)(2,133,844) (2,120,212) 10,569,316            0           0  17,182,136     (30,386)

 Net transfers from (to)
  AT&T affiliate plans
    270,466        79,506    163,101    354,658    220,098     334,199   2,084,125            0           0           0   3,506,153

 Merger of PAYSOP & Profit
  Sharing Plan
  1,696,127    16,435,210  7,765,020  7,805,526  5,109,295  25,597,612  66,990,272            0   1,197,301   1,040,170 133,636,533
  ---------    ---------- ---------- ---------- ---------- ----------- -----------   ----------   ---------  ---------- -----------
   (643,882)    4,492,469  2,324,537  4,868,708  3,195,549  23,811,599  79,643,713            0   1,197,301  18,222,306 137,112,300
  ---------    ---------- ---------- ---------- ---------- ----------- -----------   ----------   ---------  ---------- -----------

Net increase(decrease)
  3,384,683    15,722,914 13,274,896 19,198,816 16,435,544  89,914,161  84,310,465      674,245   1,197,301  18,222,306 262,335,331

Net assets available for Plan benefits:
 Beginning of Year
 16,360,441    76,998,198 47,979,482 47,889,243 37,582,749 155,768,978  75,187,630      395,437   3,721,373           0 461,883,531
 ----------    ---------- ---------- ---------- ---------- ----------- -----------   ----------   ---------  ---------- -----------

 End of year
 19,745,124    92,721,112 61,254,378 67,088,059 54,018,293 245,683,139 159,498,095    1,069,682   4,918,674  18,222,306 724,218,862
 ==========    ========== ========== ========== ========== =========== ===========   ==========   =========  ========== ===========


The accompanying notes are an integral part of these financial statements.








                                                               -3A-

                                         AT&T Global Information Solutions Company Savings Plan
                                     Statement of Changes in Net Assets Available for Plan Benefits
                                                 For the Month Ended December 31, 1992

        Very                  Moderately            Moderately
    Conservative Conservative  Cautious   Moderate  Aggressive  Aggressive   AT&T Stock  Short-Term    Executive
      Strategy     Strategy    Strategy   Strategy   Strategy    Strategy       Fund        Fund         Life          Total
     -----------  -----------  ---------  --------  ----------  ----------   ----------  -----------   ---------      ------
Additions:
 Contributions:
  Company
         139,373     309,163    232,394    270,071     251,651     808,038      335,440            0           0   2,346,130
  Participant
         291,571     663,659    486,331    574,745     556,524   1,798,482      735,093            0           0   5,106,405
     -----------    ---------  --------   --------  ----------  ----------   ----------      -------   ---------  ----------
         430,944     972,822    718,725    844,816     808,175   2,606,520    1,070,533            0           0   7,452,535
 Investment income:
  Interest
          46,936     424,551      6,824          0       1,152           8        3,918        2,353           0     485,742
  Dividends
               0           0          0          0           0  10,678,935      473,980            0           0  11,152,915
  Net investment gain/(loss)
  from common/collective trusts
               0     141,414    666,600    518,533     427,740  (7,974,901)   5,501,821            0           0    (718,793)
     -----------    ---------   -------    -------    --------  ----------   ----------      -------   ---------  ----------
          46,936     565,965    673,424    518,533     428,892   2,704,042    5,979,719        2,353           0  10,919,864
     -----------    ---------   -------    -------    --------  ----------   ----------      -------   ---------  ----------
Deductions:
 Benefit payments
        (191,431)   (688,529)  (191,056)  (253,002)   (220,465)   (620,510)    (325,729)           0           0  (2,490,722)
 Investment Management Fees
          (6,323)     (3,703)    (5,627)   (10,430)     (4,395)    (11,798)      (6,027)           0           0     (48,303)
     -----------    ---------   --------   -------    --------  ----------   ----------      -------   ---------  ----------
        (197,754)    692,232)  (196,683)  (263,432)   (224,860)   (632,308)    (331,756)           0           0  (2,539,025)
     -----------    ---------   --------   -------    --------  ----------   ----------      -------   ---------  ----------
Transfers and Mergers:
 Interaccount transfers
        (776,529)   (225,608)  (182,050)    67,024     (71,981) (1,075,632)   2,355,172       (2,875)          0      87,521
     -----------    ---------  ---------   -------    --------  ----------   ----------      -------   ---------   ---------
Net increase(decrease)
        (496,403)    620,947  1,013,416  1,166,941     940,226   3,602,622    9,073,668         (522)          0  15,920,895

Net assets available for Plan benefits:
 November 30, 1992
      16,856,844  76,377,251 46,966,066 46,722,302  36,642,523 152,166,356   66,113,962      395,959           0 445,962,636
     -----------  ---------- ---------- ----------  ---------- -----------   ----------      -------   --------- -----------
 December 31, 1992
      16,360,441  76,998,198 47,979,482 47,889,243  37,582,749 155,768,978   75,187,630      395,437           0 461,883,531
     ===========  ========== ========== ==========  ========== ===========   ==========      =======   ========= ===========

The accompanying notes are an integral part of this financial statement.
                                                                   -4-

                AT&T GLOBAL INFORMATION SOLUTIONS COMPANY
                              SAVINGS PLAN
                    NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The AT&T Global Information Solutions Company Savings Plan (referred to as the Plan, and known until January 26, 1994 as The NCR Corporation Savings Plan) was established effective May 1, 1985 by AT&T Global Information Solutions Company (referred to as the Company, formerly known as NCR Corporation) to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective December 31, 1992, the Plan year was changed from a fiscal year ending November 30 to a calendar year. This change created a short plan year, December 1, 1992 through December 31, 1993.

Through August 30, 1993, the assets of the Plan were commingled in a master trust with the assets of two other AT&T Global Information Solutions Company defined contribution plans; the Employee Profit Sharing Plan and the Employee Stock Ownership Plan. Effective August 30, 1993, the Employee Profit Sharing Plan and the Employee Stock Ownership Plan were merged into the Plan thereby eliminating the master trust.

The Plan offers all U.S. employees (other than certain categories of part-time, temporary, and intern employees) of the Company and its domestic subsid-iaries not covered by a collective bargaining agreement who have at least one year of eligibility service the opportunity to defer a portion of their com-pensation by making tax-deferred contributions, as well as after-tax contribu-tions. For purposes of the Plan, an employee has accumulated one year of eligibility service after completing 1,000 hours in a 12 consecutive month period beginning on the first day of employment or any anniversary date. Contributions are made to the Plan by the Company on behalf of each partici-pant based upon the participant's elected compensation deferral. Funds held in the Plan are held in an independent trust (the Trust). Participants may elect to contribute up to ten percent of their eligible compensation; however, tax-deferred contributions are limited to six percent of compensation. For each dollar contributed by a participant up to six percent of compensation, the Company contributes an additional amount.

Annual tax-deferred contributions for the 1993 plan year are limited to $8,994. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant, whether on a tax-deferred or after-tax basis. The Company's matching contributions on the next three percent of pay contributed may increase from twenty-five percent to as much as seventy-five percent, depending on the performance of the Company.

All participant contributions are fully vested when made. Company match con-tributions vest in increments of one-third each year, over a three-year period beginning at the end of the calendar year following the year in which the relevant Company match contributions is made. Effective January 1, 1989, participants also become fully vested in all Company match contributions upon completion of five years of service. In addition, a participant becomes fully vested in his account (i) upon attainment of age 65, (ii) upon retirement,
(iii) upon termination of employment due to a "reduction in force," (iv) in the event of death, (v) in the event of total and permanent disability, or
(vi) in the event of a "change in control" of the Company. Upon termination of employment, a participant is entitled to full distribution of his or her contributions and all vested Company match contributions; all non-vested Com-pany match contributions will be forfeited. These forfeitures are used to reduce future Company contributions. Under the terms of the Plan, a change in control occurred on September 13, 1991, when the Company's shareholders ap-proved the merger of the Company and the American Telephone and Telegraph Company (AT&T), and all participants in the Plan on that date are vested in their Company match contributions.

A participant may withdraw any employee tax-deferred contributions during his/her employment in the case of a "hardship" (as defined in the Plan); a participant may withdraw after-tax employee contributions for any reason. The participant may not withdraw any Company match contributions or any earnings on Company match or employee contributions until s/he terminates employment with the Company.

In August 1993, a loan provision was incorporated into the Plan, allowing participants to borrow from the Plan; limited by restrictions set forth in the Plan document. A fixed interest rate will be applied to the loan based on the prime rate (as reported by the "Wall Street Journal") in effect on the 20th business day of the month prior to the month of the transaction. Upon de-fault, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate this Plan at any time by action of the board of directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefit on the date of the amendment or termination. No amendment may change the requirement that the assets of the Trust must be used for the exclusive benefit of the participants, the former participants, and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liq-uidated, distributions will be made to the various participants, former par-ticipants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.

For a complete description of the Plan, participants should refer to the Plan Prospectus.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting with the investments being carried at fair market value.

Each investment Strategy and the AT&T Common Stock Fund are valued on the basis of units. One unit represents partial ownership in the investment op-tion in which the participant is invested. The value of a unit on any given valuation date is based on the unit's net asset value or worth that day which is calculated by taking the aggregate closing quoted market value of all of the assets of the Strategy or AT&T Common Stock Fund, including cash, sub-tracting liabilities (such as expenses), and then dividing this total net asset value by the number of units outstanding. Guaranteed Investment Con-tracts within the Conservative Strategy are recorded at contract value.

All initial and ongoing administrative costs of the Plan are paid by the Com-pany except for a $50 participant loan application fee, the brokerage and commissions which are included in the cost of investments when purchased and in determining net proceeds on sales of investments, and investment management fees which will be paid from the respective assets of the investment strategies or AT&T Common Stock (described in Note 4).

NOTE 3 - TAXES

The Company received a favorable determination letter on August 6, 1985 from the Internal Revenue Service as to the qualified status of the Plan under Sections 401 and 501 of the Code. The Plan has since been amended. However, the Plan, as amended, is currently designed and operated to be in compliance with the applicable requirements of the Code, and the Company intends to make any additional amendments required by the IRS to ensure continued compliance and apply for an updated determination letter when appropriate. Therefore, Plan management believes that the Plan was qualified and the related Trust was tax exempt at the financial statements dates. Therefore, income taxes are not provided for in the accompanying financial statements. Participants' contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions, and the earnings of the Plan when the contributions are distributed to them.

NOTE 4 - DESCRIPTION OF INVESTMENT FUNDS

The investment funds offered under the Plan include the AT&T Common Stock Fund (Stock Fund) and the following six investment Strategies. The minimum contribution to the Stock Fund or any Strategy is ten percent.

     THE AT&T COMMON STOCK FUND, managed by Fidelity Investments, is invested almost entirely in shares of common stock of American Telephone and Telegraph Company ("AT&T"). Portions of the Fund may be invested in short-term obligations and money market instruments for administrative purposes. Investments in the fund are measured in units and not shares of stock. Each unit represents a proportionate interest in all assets of the Fund.

     THE VERY CONSERVATIVE STRATEGY, managed by Fidelity Investments, is a portfolio almost entirely of obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies and in repurchase agreements secured by these obligations.

     THE CONSERVATIVE STRATEGY, managed by Fidelity Investments, consists largely of investment contracts issued by insurance companies and banks. The remainder of the portfolio is invested in fixed income securities. Investments include the Fidelity Managed Investment Contract Portfolio, the Fidelity Short Duration Diversified Portfolio, and units of a money market portfolio.

     THE MODERATELY CAUTIOUS STRATEGY, managed by Wells Fargo Nikko Investments, consists of a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. In addition, a portion of the portfolio will be invested in U.S. common stocks and in the Standard & Poor's Composite Index 500 stocks. Investments include the Wells Fargo U.S. Debt Index Fund, Wells Fargo Equity Index Fund, and the Wells Fargo Money Market Fund.

     THE MODERATE STRATEGY, managed by Fidelity Investments, is invested forty to sixty percent in common stocks publicly traded in the U.S., with the remainder invested in a broad range of investment grade, fixed income securities. Investments include the Fidelity Select Equity Portfolio, Fidelity Broad Market Duration Portfolio, and Fidelity U.S. Equity Index Commingled Pool.

     THE MODERATELY AGGRESSIVE STRATEGY, managed by Wells Fargo Nikko Investments, is invested between sixty and eighty percent in U.S. and international common stocks. The remainder of the strategy's portfolio consists of a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. Investments include the Wells Fargo Equity Index Fund, Wells Fargo U.S. Debt Index Fund, and the Wells Fargo EAFE Equity Index Fund.

     THE AGGRESSIVE STRATEGY, managed by Fidelity Investments, is invested primarily in common stock diversified across sectors of domestic and foreign markets. Investments include the Fidelity Magellan Fund, Fidelity Select Equity Portfolio, and the Fidelity Select International Equity Portfolio.


The approximate number of participants in the AT&T Common Stock Fund and the six investment Strategies was:


                         December 31,    December 31,  November 30,
                            1993            1992          1992
                         ------------       ------------    ------------
AT&T Common Stock Fund             19,808         17,586         8,609
Very Conservative Strategy          6,370          7,295         3,530
Conservative Strategy              11,860         11,951         8,579
Moderately Cautious Strategy        6,709          7,019         6,649
Moderate Strategy                   8,116          8,846         7,542
Moderately Aggressive Strategy      6,692          6,459         6,352
Aggressive Strategy           15,188         13,831         13,239


The Executive Life contract represents a separate account whose balance was frozen as of April 1991. Executive Life's parent, First Executive Corporation, has filed for Chapter 11 bankruptcy. Participants cannot withdraw or transfer the segregated amount from their accounts until the court supervised reorganization of Executive Life has sufficiently progressed.

During 1993, the Company initiated actions to "unfreeze" the employee balances sometime in 1994. The Department of Labor has given approval for the Company to make a loan to the plan to enable participants to withdraw or transfer the amounts invested in the Executive Life contract. The loan will be in an amount necessary to liquidate the assets invested in the contract, including earnings at a reasonable interest rate through the date of the loan payment to the Plan. The loan will be forgiven to the extent the ultimate recovery on the contract is less than the amount of the loan. The loan will occur once final approval has been obtained from the IRS.

Beginning in January of 1994, the Plan will expand the investment options available to participants by adding a Mutual Fund Window. The Mutual Fund Window will offer a choice of the following retail mutual funds: Columbia Fixed Income Securities Fund, Fidelity Balanced Fund, Fidelity Growth and Income Fund, Fidelity Contrafund, Templeton Foreign Fund and Twentieth Century Ultra Investors Fund.


                           AT&T GLOBAL INFORMATION SOLUTIONS COMPANY SAVINGS PLAN
                                        ASSETS HELD FOR INVESTMENT
Note 4 - Description of Investment Fund, continued

                    December 31, 1993                  December 31, 1992                  November 30, 1992
                    -----------------                  -----------------                  -----------------
                              Fair Market                   Fair Market                        Fair Market
               Cost             Value        Cost             Value        Cost             Value
               ----           -----------         ----           -----------         ----           ------------

Very Conservative   $ 19,775,745   $ 19,775,745   $ 16,367,862   $ 16,367,862   $ 16,858,860   $ 16,858,860
                   (19,775,745 units at $1.00)        (16,367,862 units at $1.00)        (16,858,860 units at $1.00)

Conservative
  Strategy            90,747,008     92,771,033     76,252,897     76,601,519     75,785,861     75,992,695
                   (8,060,037.62 units at $11.51)     (7,145,664.09 units at $10.72)     (7,142,170.58 units at $10.64)

Moderately Cautious
  Strategy            52,875,443     61,287,734     44,463,576     48,005,778     44,112,262     46,993,500
                   (4,362,116.30 units at $14.05)     (3,738,767.76 units at $12.84)     (3,711,966.82 units at $12.66)

Moderate Strategy     57,676,484     67,207,986     44,474,958     47,951,612     43,787,649     46,758,379
                   (4,017,213.75 units at $16.73)     (3,184,037.98 units at $15.06)     (3,138,146.24 units at $14.90)

Moderately Aggressive
  Strategy            46,322,521     54,067,624     35,432,961     37,607,156     34,921,820     36,663,623
                   (2,877,468.02 units at $18,79)     (2,281,987.62 units at $16.48)     (2,249,302.02 units at $16.30)

Aggressive
  Strategy           233,842,163    245,770,225    166,870,308    155,803,215    155,383,894    152,188,746
                   (10,444,973.44 units at $23.53)         (8,208,810.06 units at $18.98)     (8,160,254.48 units at $18.65)

AT&T Stock Fund      135,779,687    158,570,796     61,521,791     75,552,736     57,173,045     67,050,358
                   (5,649,119.91 units at $28.07)     (2,834,999.48 units at $26.65)     (2,737,866.80 units at $24.49)

Executive Life
  Separate Account   4,918,674        4,918,674      3,721,373      3,721,373      3,721,373      3,721,373

Short-Term
  Investments     1,064,340      1,064,340        392,000        392,000        392,000        392,000
                   (1,064,340 units at $1.00)           (392,000 units at $1.00)           (392,000 units at $1.00)
               ------------   ------------   ------------   ------------   ------------   ------------
Total             $643,002,065     $705,434,157   $449,497,726   $462,003,251   $432,136,764   $446,619,534
  Investments  ============   ============   ============   ============   ============   ============


Two independent investment advisors have responsibility to invest the assets of the Plan, and the Trustee (State Street Bank and Trust Co.) has the responsibility to supervise the payment of benefits.

     Investment Managers:
     -------------------
          Fidelity Management Trust Company
          Wells Fargo Nikko Investment Advisors

     Assets held by:
     --------------
          Fidelity Management Trust Company
          Wells Fargo Nikko Investment Advisors

     Trustee:
     -------
          State Street Bank and Trust Company

NOTE 5 - DESCRIPTION OF THE MASTER TRUST

The Plans in the Master Trust were;

Plan Number                       Title
- -----------         ----------------------------------------------------
     051       The Payroll Employee Stock Ownership Plan.

     052       The Savings Plan.

     053       The Employees' Profit Sharing Plan.

The assets of the Master Trust are designated for general investment under the guidelines of the Employee Retirement Income Security Act of 1974 (ERISA).

Earnings and expense items not specifically identifiable with individual plans were allocated between the plans based on a weighted average of assets related to each plan. Plan activities such as contributions and benefit payments, were posted to the individual plans.


Note 5 - Description of the Master Trust, continued
Net assets of the Trust were as follows:
                                           December 31,      November 30,
                                               1992              1992
                                           ------------      ------------
Assets:
 Investments at Fair Market Value
  Very Conservative Strategy               $ 18,526,214      $ 19,144,065
  Conservative Strategy                      94,158,009        93,614,325
  Moderately Cautious Strategy               56,035,602        54,968,279
  Moderate Strategy                          55,717,343        54,463,208
  Moderately Aggressive Strategy             42,733,490        41,762,723
  Aggressive Strategy                       178,453,198       174,690,866
  AT&T Stock Fund                           129,656,912       117,143,099
  Executive Life Separate Account             4,918,674         4,918,674
  Short-Term Investments                        391,399           392,000
                                           ------------      ------------
   Total Investments                        580,590,841       561,097,239
Interest and dividends receivable             1,396,823           563,648
Other receivables                                     0            27,423
Cash                                             10,336               932
                                           ------------      ------------
 Total assets                               581,998,000       561,689,242
                                           ------------      ------------
Liabilities:
 Accounts payable                             1,358,797         1,573,286
 Accrued expenses                               362,403           303,128
                                           ------------      ------------
  Total liabilities                           1,721,200         1,876,414
                                           ------------      ------------
   Net assets                              $580,276,800      $559,812,828
                                           ============      ============
Percent of the Trust Net
Assets held by the Plan                         80%               80%


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Global Solutions Company Savings Plan



                         By:   R. F. Brenner
                               Vice President, Global Human Resources
                               April 7, 1994

                      REPORT OF INDEPENDENT AUDITORS

To the Participants of the AT&T Global Information Solutions Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the AT&T Global Information Solutions Company Savings Plan as of December 31, 1993 and 1992, and November 30, 1992 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1993 and the one month period ended December 31, 1992. These financial statements are the responsibility of the Savings Plan Committee of AT&T Global Information Solutions Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AT&T Global Information Solutions Company Savings Plan as of December 31, 1993 and 1992 and November 30, 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993 and the one month period ended December 31, 1991 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.






COOPERS AND LYBRAND
Dayton, Ohio
April 7, 1994

EIN 31-0387920
                                                     Supplementary Schedule I

                   AT&T GLOBAL INFORMATION SOLUTIONS
                              SAVINGS PLAN


           ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1993



                                                        Fair Market
                                          Cost             Value
                                        --------        -----------
Very Conservative                         $ 19,775,745      $ 19,775,745
(19,775,745 units at $1.00)

Conservative Strategy                       90,747,008        92,771,033
(8,060,037.62 units at $11.51)

Moderately Cautious Strategy                52,875,443        61,287,734
(4,362,116.30 units at $14.05)

Moderate Strategy                           57,676,484        67,207,986
(4,017,213.75 units at $16.73)

Moderately Aggressive Strategy              46,322,521        54,067,624
(2,877,468.02 units at $18.79)

Aggressive Strategy                   233,842,163       245,770,225
(10,444,973.44 units at $23.53)

AT&T Stock Fund                            135,779,687       158,570,796
(5,649,119.91 units at $28.07)

Executive Live Separate Account              4,918,674          4,918,674

Short-Term Investments                       1,064,340          1,064,340
(1,064,340 units at $1.00)
                                      -----------       -----------

Total Investments                         $643,002,065      $705,434,157
                                      ===========        ===========


                                                                                                  Supplementary Schedule II
EIN 31-0387920

AT&T Global Information Solutions Company Savings    Plan
Item 27d - Schedule of Reportable Transactions
     For the Year Ended December 31,1993


- -----------------------------------------------------------------------------------------------------------------------------
ASSET ID          SECURITY DESCRIPTION          RATE    MAT DATE
# PURCHASES       PURCHASE COST       # SALES           SALE PROCEEDS    5500 GAIN/LOSS    TOTAL #       TOTAL COST/PROCEEDS
- -----------------------------------------------------------------------------------------------------------------------------
COMMON AND PREFERRED
- --------------------
030177109         AMERICAN TEL & TELEG CO
    48                 38,346,069.98      42             9,795,575.46      1,147,082.57        90              48,141,645.44

316184100         FIDELITY MAGELLAN FD INC
   118                 56,113,653.62     117             7,211,746.82      1,551,781.77       235              73,325,400.44

COMMON AND PREFERRED TOTALS
- ---------------------------
   166                 94,459,723.69     159            27,007,322.28      2,698,864.34       325             121,467,045.88

FIXED INCOME
- ------------
3157489A3         FIDELITY GIC                   9.100     01/01/2000
    11                  4,712,063.66      15            25,037,345.21              0.00        26              29,749,408.87

FIXED INCOME TOTALS
- -------------------
    11                  4,712,063.66      15            25,037,345.21              0.00        26              29,749,408.87

SHORT TERM
- ----------

SHORT TERM TOTALS
- -----------------
     0                          0.00       0                     0.00              0.00         0                       0.00

                                                                                                  Supplementary Schedule II
EIN 31-0387920

AT&T Global Information Solutions Company Savings  Plan
Item 27d - Schedule of Reportable Transactions
     For the Year Ended December 31,1993


- -----------------------------------------------------------------------------------------------------------------------------
ASSET ID          SECURITY DESCRIPTION          RATE    MAT DATE
# PURCHASES       PURCHASE COST       # SALES           SALE PROCEEDS    5500 GAIN/LOSS    TOTAL #       TOTAL COST/PROCEEDS
- -----------------------------------------------------------------------------------------------------------------------------
COMMON AND PREFERRED
- --------------------
   166                 94,459,723.69     159            27,007,322.28      2,698,864.34       325             121,467,045.88

FIXED INCOME
- ------------
    11                  4,712,063.66      15            25,037,345.21              0.00        26              29,749,408.87

SHORT TERM
- ----------
     0                          0.00       0                     0.00              0.00         0                       0.00

REPORTABLE TRANSACTION TOTALS
- -----------------------------
   177                 99,171,787.26     174            52,044,667.49      2,698,864.34       351             151,216,454.75

NON-REPORTABLE TRANSACTION TOTALS
- ---------------------------------
  1108                308,306,666.34    1092           276,753,225.93      1,929,987.31      2200             585,059,892.27




                               EXHIBIT INDEX

Exhibit Number
- --------------

     23        Consent of Coopers & Lybrand